Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                        December 5, 2013

VIA EDGAR
---------

Mr. Jeff Foor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re:    AllianceBernstein Cap Fund, Inc. -
              AllianceBernstein Concentrated Growth Fund
              Post-Effective Amendment No. 138
              File Nos. 2-29901 and 811-01716
              -------------------------------------------

Dear Mr. Foor:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Concentrated Growth Fund. (the "Fund"), as provided orally to Joanne A. Skerrett of this office on November 8, 2013. As the context requires, defined terms used herein are as defined in the Fund's Prospectus. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:  Fees and Expenses of the Fund - Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading "None", should be 1% as is stated in the footnote (a) and footnote
            (a) should instead explain the circumstances upon which no CDSC will occur. Please update the performance information if appropriate to reflect the CDSC.

Response:   The CDSC for Class A Shares is not charged to a typical investor and only applies in certain instances when no front-end sales charge is assessed. We believe it would be misleading to include it in the table. We have not revised footnote (a) or the table in response to this comment.

Comment 2:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: Please confirm that the fee waiver will continue at least one year from the effective date of the Prospectus.

Response:   The Adviser confirms that the fee waiver will continue for at least one year from the effective date of the Prospectus.

Comment 3:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: With respect to footnote (d), please confirm that the fee waiver reimbursement discussed in footnote (d) will not extend beyond three years.

Response:   The fee waiver/expense reimbursement language has been deleted.

Comment 4:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: With respect to footnote (d), please confirm that no amounts that were reimbursable before the reorganization of the Predecessor Fund will be deducted from the assets of the Fund after the reorganization.

Response:   The Fund confirms that no amounts that were reimbursable before the reorganization of the Predecessor Fund will be deducted from the assets of the Fund after the reorganization.

Comment 5.  Fees and Expenses of the Fund - Acquired Fund Fees and Expenses:
            Please confirm that any Acquired Fund Fees and Expenses will be reflected in the table.

Response:   The Fund confirms that any Acquired Fund Fees and Expenses will be reflected in the Fees and Expenses table.

Comment 6.  Examples - Please reflect in the disclosure preceding the table whether the fee waiver remains in effect for the contractually agreed period.

Response:   We have revised the disclosure in response to this comment.

Comment 7.  Examples - Please add a separate row in the table for the Class C shares in order to reflect the increased expense caused by the contingent deferred sales charge.

Response:   We have revised the Examples table to reflect this comment.

Comment 8.  Portfolio Turnover Rate: Please delete the portfolio turnover rate provided for the Predecessor Fund as the Fund is a new series.

Response:   We have deleted the portfolio turnover rate of the Predecessor Fund.

Comment 9:  Principal Strategies: In light of the Fund's name, the Principal
            Strategies disclosure should state that the Fund emphasizes growth investments and further explain the Fund's investment style.

Response:   The Principal Strategies of the Fund are in all material respects the same as the Predecessor Fund, which has been in operation since
            1994. We believe that the disclosure appropriately describes the Fund's investment strategies and style.

Comment 10: Principal Strategies: Please describe to the Staff a numerical range or description of what represents a "relatively small number of individual stocks".

Response:   The Predecessor Fund currently holds approximately twenty securities and it is expected that, in the near term, the Fund will hold approximately the same number of securities.

Comment 11: Bar Chart: Explain to the Staff whether state law or the Predecessor
            Fund's organizational documents require either a shareholder vote or information statement in connection with the reorganization of the Predecessor Fund and the Fund.

Response:   The Predecessor Fund's Declaration of Trust requires a shareholder vote in connection with the reorganization.

Comment 12: Bar Chart: Explain to the Staff whether the reorganization involves a new investment decision by the Predecessor Fund's shareholders.

Response:   The reorganization constitutes a new investment decision, as defined in Rule 145 of the Securities Act of 1933, for the Predecessor
            Fund's shareholders.

Comment 13: Bar Chart: Clarify the final footnote (**) to reflect which share class's performance is being used for the Class I shares.

Response:   We have revised the footnote.

Comment 14: Appendix A: Please explain why there is a 3% sales charge applied to the Class A Shares with respect to the hypothetical investment.

Response:   We have revised the disclosure to show the 4.25% sales charge that applies to purchases of the Fund's Class A shares.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                   Sincerely,

                                                   /s/ Joanne A. Skerrett
                                                   -----------------------
                                                   Joanne A. Skerrett


cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.